13010383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VERITRUST FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3755 SOUTH CAPITAL OF TEXAS HWY., SUITE 130
(No. and Street)

AUSTIN	TX	78704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDGAR A. BROWN (512) 448-0647
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PADGETT STRATEMANN & CO., LLP
(Name – *if individual, state last, first, middle name*)

811 BARTON SPRINGS , SUITE 550	AUSTIN	TX	78704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDGAR A. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VERITRUST FINANCIAL, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHY DIANA HOLLOWAY
MY COMMISSION EXPIRES
February 1, 2015

Signature

PRESIDENT
Title

Notary Public
CATHY D. HOLLOWAY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Veritrust Financial, L.L.C.

Independent Auditors' Report
and Financial Statements
With Supplemental Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2012 and 2011

Veritrust Financial, L.L.C.

Table of Contents

PS&Co.

PS&Co. Padgett Stratemann

Independent Auditors' Report

To the Sole Member
Veritrust Financial, L.L.C.
Austin, Texas

Report on the Financial Statements

We have audited the accompanying financial statements of Veritrust Financial, L.L.C. (the "Company"), which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of income, changes in member's equity, and cash flows for the years then ended and the related notes to financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Veritrust Financial, L.L.C. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants
February 6, 2013

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

Veritrust Financial, L.L.C.

Statements of Financial Condition

December 31, 2012 and 2011

Assets

Assets	**2012**	2011
Cash and cash equivalents (including restricted amounts of $100,000 for 2012 and 2011)	**$ 487,366**	$ 362,932
Prepaid expenses	**86,685**	84,454
Receivables from clearing organizations	**314,410**	363,766
Fixed assets – net of accumulated depreciation	**14,946**	16,116
Intangibles – net of accumulated amortization	**392,154**	393,045
Total assets	**$ 1,295,561**	$ 1,220,313

Liabilities and Member's Equity

Liabilities		
Accounts payable	**$ 24,616**	$ 9,886
Accrued expenses	**365,192**	330,351
Total liabilities	**389,808**	340,237
Member's Equity		
Member's contributed equity	**250,000**	250,000
Retained earnings	**655,753**	630,076
Total member's equity	**905,753**	880,076
Total liabilities and member's equity	**$ 1,295,561**	$ 1,220,313

Notes to financial statements form an integral part of these statements.

Veritrust Financial, L.L.C.

Statements of Income

Years Ended December 31, 2012 and 2011

	2012	2011
Revenue:		
Commission income	$ 5,256,019	$ 5,554,828
Service income	69,197	19,900
Other income	640	1,659
Total revenue	5,325,856	5,576,387
Expenses:		
Commission expense	4,239,527	4,431,235
Salaries and related costs	605,057	689,318
General and administrative	141,752	132,303
Rent	100,492	91,806
Litigation settlements and related legal costs	77,046	122,754
Licenses and permits	57,595	37,335
Professional	35,768	29,075
Travel and entertainment	12,438	20,676
Consulting	24,512	8,298
Depreciation and amortization	5,992	5,953
Total expenses	5,300,179	5,568,753
Net income	$ 25,677	$ 7,634

Notes to financial statements form an integral part of these statements.

Veritrust Financial, L.L.C.

Statements of Changes in Member's Equity

Years Ended December 31, 2012 and 2011

	VFS Interest	Retained Earnings	Total
Balance at December 31, 2010	$ 250,000	$ 622,442	$ 872,442
Net income – year ended December 31, 2011	-	7,634	7,634
Balance at December 31, 2011	250,000	630,076	880,076
Net income – year ended December 31, 2012	-	25,677	25,677
Balance at December 31, 2012	**$ 250,000**	**$ 655,753**	**$ 905,753**

Notes to financial statements form an integral part of these statements.

Veritrust Financial, L.L.C.

Statements of Cash Flows

Years Ended December 31, 2012 and 2011

	2012	2011
Cash Flows From Operating Activities		
Net income	$ 25,677	$ 7,634
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Amortization expense	891	931
Depreciation expense	5,101	5,022
Changes in operating assets and liabilities:		
Prepaid expenses	(2,231)	(70,602)
Receivables from clearing organizations	49,356	50,871
Other current assets	-	7,890
Accounts payable	14,730	(5,812)
Accrued expenses	34,841	(72,938)
Net cash provided by (used in) operating activities	128,365	(77,004)
Cash Flows From Investing Activities – purchase of equipment	(3,931)	(4,684)
Net cash used in investing activities	(3,931)	(4,684)
Net increase (decrease) in cash and cash equivalents	124,434	(81,688)
Cash and cash equivalents at beginning of year	362,932	444,620
Cash and cash equivalents at end of year	$ 487,366	$ 362,932

Notes to financial statements form an integral part of these statements.

1. Summary of Significant Accounting Policies

Nature of Operations

Veritrust Financial, L.L.C. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are regulated by FINRA and Securities Exchange Act of 1934.

Effective September 30, 2009, the Company became a wholly owned subsidiary of VFS Financial Services, Inc.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Goodwill

In July 2012, the Financial Accounting Standards Board issued Accounting Standard Update ("ASU") No. 2012-02, *Intangibles – Goodwill and Other*, which amends the accounting guidance on testing indefinite-lived intangible assets for impairment. The amendments in this ASU are intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. The amendments also enhance the consistency of impairment testing guidance among long-lived asset categories by permitting an entity to assess qualitative factors to determine whether it is necessary to calculate the asset's fair value when testing an indefinite-lived intangible asset for impairment, which is equivalent to the impairment testing requirements for other long-lived assets. The amendments in this ASU are effective for interim and annual impairment tests performed for fiscal years beginning after September 15, 2012. The Company tests its indefinite-lived intangible assets for impairment annually in the fourth quarter, or more frequently when events or changes in circumstances indicate that impairment may have occurred. The implementation did not have a significant impact on the Company's financial statements

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and equivalents include cash on hand, including restricted cash held with the Company's clearing broker.

1. Summary of Significant Accounting Policies (continued)

Restricted Cash

Restricted cash consists of the Company's clearing deposit with its clearing broker. Such amounts are not available for operating purposes.

Depreciation and Amortization

Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line method over five to seven years. Amortization expense for intangibles with definite lives is computed using the straight-line method over five years. Intangibles with indefinite useful lives are not amortized, but tested at least annually for impairment. The Company's intangibles, which are amortized, represent developed software. These intangibles are being amortized over five years. The Company's intangibles, which are not amortized, represent rights to sales representative.

Impairment of Long-Lived Assets

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, and the effects of obsolescence, demand, competition, and other economic factors. The Company did not recognize an impairment loss during the year ended December 31, 2012 and 2011.

Employees

As of January 1, 2012, the Company entered into an arrangement with AmCheck, Inc. ("AmCheck"), a third party, to provide personnel management services. The Company is in an Administrative Services Organization relationship with AmCheck. As such, there is no employment relationship between the Company and AmCheck. In 2011, the Company was in an arrangement with Administaff Companies II, L.P. ("Administaff"), a third party, to provide personnel management services. The Company was in a Professional Employer Organization relationship. As such, service was provided through a co-employment relationship between the Company and Administaff, under which all Company employees were employed by both the Company and Administaff. In addition, the Company outsourced the human resources function to Administaff.

Revenue Recognition

Security transactions (and related commission revenue and expense) by the Company are recorded on a trade-date basis.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is organized as a limited liability company. The Company elected to be designated as a disregarded entity and was consolidated with VFS Financial, Inc. for tax reporting purposes. As such, the Company is not, in general, subject to federal income tax, but rather income and expenses are passed through to the sole member of VFS Financial Inc., who must report the income and expenses on its respective income tax return.

The Company is subject to the Texas gross margin tax.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Subsequent Events

The Company has evaluated subsequent events through the date of this report on February 6, 2013. Any material subsequent events that occurred during this time have been properly recognized or disclosed in the financial statements.

2. Operating Leases

The Company leases office space and office equipment under several noncancellable operating leases. Rental expense for office space for the years ended December 31, 2012 and 2011 totaled $100,492 and $91,806, respectively. Rental expenses relating to leased office equipment totaled $52,846 and $64,988 for the years ended December 31, 2012 and 2011, respectively.

Future minimum lease payments in excess of one year at December 31, 2012 are as follows:

Year ending December 31,	
2013	$ 118,556
2014	120,331
2015	111,922
2016	64,099
2017	770
	$ 415,678

3. Fixed Assets and Intangibles

The classes of fixed assets and intangibles and the related accumulated depreciation and amortization are as follows:

	2012		
	Cost	Accumulated Depreciation/ Amortization	Net
Fixed assets:			
Equipment	$ 23,784	$ 10,105	$ 13,679
Furniture	1,872	1,226	646
Other	918	297	621
Total	$ 26,574	$ 11,628	$ 14,946
Intangibles:			
Software development – amortized	$ 1,264	$ 527	$ 737
Rights to sales representatives – unamortized	391,417	-	391,417
Total	$ 392,681	$ 527	$ 392,154

3. Fixed Assets and Intangibles (continued)

	2011		
	Cost	Accumulated Depreciation/ Amortization	Net
Fixed assets:			
Equipment	$ 22,665	$ 7,823	$ 14,842
Furniture	1,872	958	914
Other	432	72	360
Total	$ 24,969	$ 8,853	$ 16,116
Intangibles:			
Software development – amortized	$ 4,741	$ 3,113	$ 1,628
Rights to sales representatives – unamortized	391,417	-	391,417
Total	$ 396,158	$ 3,113	$ 393,045

Depreciation expense for the years ended December 31, 2012 and 2011 totaled $5,101 and $5,022, respectively.

Amortization expense for the years ended December 31, 2012 and 2011 totaled $891 and $931, respectively.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $50,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 and 2011, the Company had net capital of $368,758 and $339,105. The Company's ratio of aggregate indebtedness to net capital was 1.06 to 1 at December 31, 2012 and 1.00 to 1 at December 31, 2011.

5. Related Party Transactions

The Company has an errors and omission insurance policy with VF Insurance Services, LLC, which is wholly owned by VFS Financial Services, Inc. VF Insurance Services, LLC assumes all liability from the financing of the errors and omission premiums in exchange for monthly payments from the Company. Under the agreement, in 2012, the Company paid one down payment of $9,661 at the beginning of the policy term and monthly payments of $9,554, commencing on June 1, 2012 and continuing monthly thereafter. In 2011, the Company paid one down payment of $13,854 at the beginning of the policy term and monthly payments of $12,501, commencing on June 1, 2011 and continuing monthly thereafter. VF Insurance Services, LLC has the right to cancel and terminate the policy if payment is not received from the Company. As of December 31, 2012 and 2011, the Company owed the related party $0. The Company's expense for errors and omissions insurance is reimbursed by sales representatives.

The Company has an agreement with VF Insurance Services, LLC to provide marketing services. The Company recorded $14,866 and $19,900 for service income for the years ended December 31, 2012 and 2011, respectively.

The Company has a management services agreement with VFS Financial Services, Inc., which owns 100% of the Company. The Company pays 80% of the total cost of the services to be provided, which is $22,800 per month. The Company recorded $278,100 and $308,000 in management fee expenses for the years ended December 31, 2012 and 2011, which is included in salaries and related costs on the statements of income.

6. Commitments and Contingent Liabilities

The Company is involved in claims and litigation in the normal course of business. Management believes the applicable insurance coverage is adequate to cover costs of settlement and defense of such claims and litigation.

7. Market Risks and Credit Risks

In the normal course of business, the clearing broker and the Company's activities will involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

7. Market Risks and Credit Risks (continued)

The clearing broker, through which accounts are introduced, and the Company will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation up to a minimum of $250,000. The Company has not experienced any losses in such accounts.

Supplemental Information

PS&Co. Padgett Stratemann

Independent Auditors' Report on Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Sole Member of
Veritrust Financial, L.L.C.
Austin, Texas

We have audited the accompanying financial statements of Veritrust Financial, L.L.C. as of and for the year ended December 31, 2012, and have issued our report thereon dated February 6, 2013. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, as listed in the table of contents, presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants
February 6, 2013

Veritrust Financial, L.L.C.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Total members' equity	$ 905,753
Deductions:	
Nonallowable assets:	
Prepaid expenses	(86,685)
Fixed asset – net of accumulated depreciation	(14,946)
Intangible – net of accumulated amortization	(392,154)
Unsecured receivable and other assets	(43,210)
Total net capital	$ 368,758
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 389,808
Total aggregate indebtedness	$ 389,808
Computation of basic net capital requirement:	
Minimum net capital required of broker-dealer (6.67% of total aggregate indebtedness)	$ 25,987
Minimum dollar net capital requirement of broker-dealer	$ 50,000
Net capital requirement (greater of two above)	$ 50,000
Net capital over the required minimum	$ 318,758
Ratio of aggregate indebtedness to net capital	1.06 to 1

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2012, filed with the Securities and Exchange Commission by the Company on Part II A of Form X-17a-5.

See independent auditors' report on supplemental information.

Veritrust Financial, L.L.C.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and clears all transactions with and for customers on a fully disclosed basis with the clearing broker, Pershing LLC, which carries all accounts of customers.

During the year ended December 31, 2012, in the opinion of management, the Company has complied with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

See independent auditors' report on supplemental information.

Report on Internal Control Structure

PS&Co.

PS&Co. Padgett Stratemann

Independent Auditors' Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5

To the Sole Member
Veritrust Financial, L.L.C.
Austin, Texas

In planning and performing our audit of the financial statements and supplemental information of Veritrust Financial, L.L.C. (the "Company") as of and for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the use of management; the SEC; the National Association of Securities Dealers, Inc.; and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants
February 6, 2013

Report on Transitional Assessment Reconciliation

PS&Co.

PS&Co. Padgett Stratemann

Independent Auditors' Report on Transitional Assessment Reconciliation Required by Securities and Exchange Commission Rule 17a-5

To the Sole Member of
Veritrust Financial, L.L.C.
Austin, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Veritrust Financial, L.L.C. (the "Company") and the Securities and Exchange Commission; Financial Industry Regulatory Authority, Inc.; and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants
February 6, 2013

Computation of Transitional Assessment Reconciliation
Required by Rule 17a-5 of the
Securities and Exchange Commission

PS&Co.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2012**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053006 FINRA DEC
VERITRUST FINANCIAL LLC 18*18
3755 S CAPITAL OF TEXAS HWY STE 130
AUSTIN TX 78704-6623

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 2,298.48
B. Less payment made with SIPC-6 filed **(exclude interest)**		(1,093.09)
7/26/12 Date Paid		
C. Less prior overpayment applied		(Ø)
D. Assessment balance due or (overpayment)		1,205.39
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		Ø
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,205.39
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,205.39	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Veritrust Financial, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28th day of January, 20 13.

President / CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,325,856
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,337,267
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Admin + Mktg. Fee (Deductions in excess of $100,000 require documentation)	69,198
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	4,406,465
2d. SIPC Net Operating Revenues	$ 919,391
2e. General Assessment @ .0025	$ 2,298.48
	(to page 1, line 2.A.)

PS&Co.

Padgett Stratemann

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

TOLL FREE 800 879 4966
Padgett-CPA.com